Contact

www.linkedin.com/in/paul-stewart-1991098 (LinkedIn)

Top Skills

Strategic Planning
Leadership
Management

Paul Stewart

Co-Founder & Manager, Tranexamic Technologies
Dallas, Texas, United States

Summary

Co-Founder and Manager of Tranexamic Technologies, a group of companies involved in the development of a ground-breaking new class of pharmaceuticals, the Tranexamic Class Antagonists of positively charged amino acids (TXCAs), and several related products in the field of cosmetics. txatech.com Co-Founder and Manager of SkinStasis Skin Care, which created an innovative new approach for rapid return to normal after a cold sore outbreak. nextleapskincare.com Previously a Partner at Baker & McKenzie, the world's largest law firm. CEO of Leibinger, a German-based global medical device manufacturer, sold to Pfizer in a controlled auction led by Kidder Peabody. Led Leibinger within Pfizer, and joined the Management Board of Howmedica, a billion dollar orthopedic device subsidiary of Pfizer, while it went through a corporate re-engineering led by the Juran Institute. Helped manage the sale of Howmedica and Leibinger to Stryker through a controlled auction. Managing Partner of eMed Ventures, a venture capital firm investing in technology companies in the healthcare industry. Co-founder and president of two nutritional supplement companies that created a line of supplements for physician practices and the first nationally marketed healthy energy shot. Helped create 5-Hour Energy, one of the fastest growing consumer beverage products in history. Member of YPO 1993 to present, Chairman, WPO Dallas 2010-11. Business conversant in German and French. Married to Melissa Stewart since 1985, two adult children.

Experience

Tranexamic Technologies

Managing Principal
October 2013 - Present (11 years 7 months)
Dallas, Texas

General management of group of companies involved in pharmaceutical development.

Education

The University of Texas School of Law

JD, International Law · (1978 - 1981)

Stanford University

BA with Honors, MA, American Studies, Humanities · (1974 - 1978)

St. Mark's School of Texas

HS Diploma · (1974)